

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

John A. Brda
President
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

>   **Re: Torchlight Energy Resources, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 28, 2021**
>   **File No. 333-256636**

Dear Mr. Brda:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed May 28, 2021

General

1.   Please explain to us how you determined that this transaction is eligible to be registered on Form S-3. We note your language on the prospectus cover page stating that "[b]ecause the shares of our common stock offered by this prospectus will be issued only in exchange for or upon retraction or redemption of the exchangeable shares, we will not receive any cash proceeds from this offering." Please note that pursuant to General Instruction I.B.1 of Form S-3, you may only register securities that are being offered "for cash," and this does not include securities available for exchange offers or other business combination transactions. See also Question 116.17 of the Compliance and Disclosure Interpretations for Securities Act Forms, which states that Form S-3 is not available for business combinations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael A. Hedge, Esq. of K&L Gates LLP